TRANSGLOBE ENERGY CORPORATION ANNOUNCES
SECOND QUARTER 2014 FINANCIAL AND OPERATING RESULTS

Calgary, Alberta, August 13, 2014 - TransGlobe Energy Corporation (“TransGlobe” or the “Company”) is pleased to announce its financial and operating results for the three and six months ended June 30, 2014. All dollar values are expressed in United States dollars unless otherwise stated.

•	Second quarter production averaged 16,112 Bopd (16,485 Bopd sales);

•	Second quarter funds flow of $43.2 million (includes one-time other revenue of $9.25 million);

•	Second quarter earnings of $26.2 million (includes a $2.0 million non-cash unrealized gain on convertible debentures);

•	Spent $17.1 million on exploration and development during the quarter;

•	Drilled eight wells in the quarter resulting in eight oil wells (100% success);

•	Commenced exploration drilling on North West Gharib concession;

•	Collected $45.1 million in accounts receivable from the Egyptian Government during the quarter;

•	Ended the quarter with $110.1 million in cash and cash equivalents; positive working capital of $271.5 million or $182.7 million net of debt (including convertible debentures);

•	Paid $0.10/share special dividend and $0.05/share quarterly dividend during the second quarter.

A conference call to discuss TransGlobe’s 2014 second quarter results presented in this news release will be held Wednesday, August 13, 2014 at 9:00 AM Mountain Time (11:00 AM Eastern Time) and is accessible to all interested parties by dialing (416) 340-2218 or toll-free at 1-866-225-0198 (see also TransGlobe’s news release dated August 5, 2014). The webcast may be accessed at http://www.gowebcasting.com/5600

FINANCIAL AND OPERATING RESULTS
(US$000s, except per share, price, volume amounts and % change)

	Three Months Ended June 30			Six Months Ended June 30
Financial	2014	2013	% Change	2014	2013	% Change
Oil revenue	144,208	152,646	(6)	297,348	312,561	(5)
Oil revenue, net of royalties	76,040	76,223	—	154,406	155,589	(1)
Production and operating expense	19,025	17,529	9	38,603	32,061	20
General and administrative expense	6,844	6,319	8	13,852	13,419	3
Depletion, depreciation and amortization expense	12,233	12,060	1	25,398	23,240	9
Income taxes	17,861	19,416	(8)	37,142	43,337	(14)
Funds flow from operations*	43,185	32,887	31	75,672	68,892	10
Basic per share	0.58	0.45		1.02	0.93
Diluted per share	0.57	0.40		1.00	0.84
Net earnings	26,199	10,397	152	42,891	35,275	22
Net earnings - diluted	26,199	(183)	—	42,891	21,244	102
Basic per share	0.35	0.14		0.57	0.48
Diluted per share	0.35	—		0.57	0.26
Capital expenditures	17,490	19,295	(9)	31,855	37,488	(15)
Dividends paid	11,229	—	100	11,229	—	100
Dividends paid per share	0.15	—		0.15	—
Working capital	271,524	286,805	(5)	271,524	286,805	(5)
Long-term debt, including current portion	—	15,224	(100)	—	15,224	(100)
Convertible debentures	88,814	81,830	9	88,814	81,830	9
Common shares outstanding
Basic (weighted-average)	74,826	73,884	1	74,766	73,845	1
Diluted (weighted-average)	75,657	82,345	(8)	75,702	82,094	(8)
Total assets	705,859	670,996	5	705,859	670,996	5
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

Operating
Average production volumes (Bopd)	16,112	18,417	(13)	17,083	18,209	(6)
Average sales volumes (Bopd)	16,485	18,539	(11)	17,204	18,225	(6)
Average price ($ per Bbl)	96.14	90.48	6	95.49	94.75	1
Operating expense ($ per Bbl)	12.68	10.39	22	12.40	9.72	28

CORPORATE SUMMARY
TransGlobe Energy Corporation's (“TransGlobe” or the “Company”) total production averaged 16,112 barrels of oil per day (“Bopd”) during the quarter which is down from Q1-2014 production of 18,067 Bopd.

In the Eastern Desert the Company began its exploration drilling program at NW Gharib on June 25, 2014. Oil was discovered in the first NW Gharib well in the Lower Nukhul immediately north of the Arta Lower Nukhul pool in West Gharib. In late August a second drilling rig will mobilize to NW Gharib, and both drilling rigs are expected to remain in NW Gharib through 2015. Year-to-date the Company has drilled 18 wells in the Eastern Desert resulting in 15 oil wells, one water injector and two wells which were plugged and suspended. The Company has commenced the Eastern Desert (NW Gharib, SW Gharib and SE Gharib) seismic acquisition program will includes 1,000+ square kilometers of 3-D seismic and 300+ kilometers of 2-D seismic.

Eastern Desert production continues to be impacted by the faulty progressive capacity pumps ("PCPs") at West Gharib. In early August, the first batch of replacement pumps arrived in the field. The 20 replacement pumps are the smaller pumps which could be flown to Egypt. The larger pumps have been manufactured and are expected to arrive (by sea) in August/September. It is expected that the replacement pumps will be installed and the field will be optimized by the end of the year provided the replacement pumps perform.

In the Western Desert the Company participated in three wells year-to-date at East Ghazalat, resulting in two oil wells and one dry hole. Drilling continues on North Dabaa 2 (appraisal well) with results expected later in August. The 400 square kilometer 3-D seismic acquisition program for the South Ghazalat block is expected to begin in 2015 upon completion of the Eastern Desert program.

Dated Brent oil prices averaged $108.95 in the second quarter of 2014. Egypt crude is sold at a quality discount to Dated Brent and received a blended price of $95.74 during the quarter. The Company had funds flow of $43.2 million and ended the quarter with positive working capital of $271.5 million or $182.7 million net of debt (the convertible debentures). The Company collected $45.1 million of accounts receivable from the Egyptian government during the quarter, resulting in an accounts receivable balance of $182.7 million as at June 30, 2014.

The Company had net earnings in the quarter of $26.2 million, which included the reverse termination fee received from Caracal Energy Inc. of $9.3 million upon termination of the arrangement agreement. Net earnings also includes a $2.0 million non-cash unrealized gain on convertible debentures, which represents a fair value adjustment in accordance with IFRS, but does not represent a cash gain or a change in the future cash outlay required to repay the convertible debentures.
TransGlobe paid a total of $11.2 million ($0.15/share) to its common shareholders during the second quarter of 2014 in the form of dividends which included a one-time special dividend of $7.5 million ($0.10/share) from the Caracal reverse termination fee. The Company intends to continue paying a quarterly dividend, and a third quarter dividend of $0.05/share has been approved by TransGlobe's board of directors. The third quarter dividend will be paid on September 30, 2014.
The Company remains in a strong financial position and is embarking on an exciting period of high potential exploration commencing with drilling at NW Gharib, in parallel with a large 3-D seismic acquisition program on the new concessions. The Company believes that the same structural configuration that created the pools found in the West Gharib and West Bakr concessions is present in the NW Gharib, SW Gharib and SE Gharib blocks, which will be tested over the next few years. In addition, the Company will continue to pursue business development opportunities both within and outside of Egypt.
Management and the board of directors remain committed to expanding the Company's portfolio of assets to increase returns to shareholders and mitigate the risks inherent in a concentrated portfolio, particularly political or economic concentration.

OPERATIONS UPDATE
ARAB REPUBLIC OF EGYPT

West Gharib, Arab Republic of Egypt (100% working interest, operated)

Operations and Exploration

The Company drilled two wells during the second quarter resulting in an oil well at Hana and an oil well at Arta (a side track of a dry hole which was plugged back and suspended in Q1). The Hana well is producing 100 Bopd from the main Markha pool and the Arta side track is producing 180 Bopd from the Upper Nukhul.
Subsequent to quarter-end, one additional well was drilled at Hana targeting the Markha as a water injector and a deeper exploratory test (TD of 8,888 feet) to evaluate the Thebes formation. The Thebes is a potential resource type project which is characterized as a thick (400+ feet) regional carbonate with low porosity which has produced small amounts of oil on test (reported short test of up to 200 Bopd) from exploration wells drilled in the area during the 1960’s and 70’s. The well encountered approximately 320 feet of low porosity Thebes and was cased as a potential Thebes oil well and future water injector for the main Hana Markha pool. A portion of the Thebes was cored (87 feet) and is being analyzed prior to designing a completion test. It is expected that the Thebes will be completed and tested in late 2014. If results from the Hana well are encouraging, additional test wells will be required to properly evaluate the potential resource recoveries and associated economics prior to a Thebes resource development. Based on internal mapping over the Hana development lease exclusively, it is estimated that the Thebes formation could contain 90 million barrels of Petroleum initially in Place (PIIP) on an un-risked deterministic basis.
Year-to-date the Company has drilled eight wells resulting in seven oil wells and one dry hole (subsequently side tracked) at West Gharib.
The rig is currently drilling a development well at Hana West prior to moving to the new North West Gharib concession for the balance of 2014.
Production
Production from West Gharib averaged 9,987 Bopd to TransGlobe during the second quarter, a 10% (1,113 Bopd) decrease from the previous quarter.
Production to TransGlobe averaged 9,422 Bopd in July.
Production at West Gharib continues to be adversely impacted by a combination of premature failures of new progressive cavity pumps (“PCPs”) and increased water cuts associated with natural declines. The manufacturer of the failed PCPs has completed a detailed review of the failed pumps and the manufacturing process for the pumps. Subsequent to the review, the manufacturer has modified its processes and advised the Company that they will provide replacements at no cost to the Company for the forty pumps which were supplied during the past year. The new pumps are manufactured, with the first batch of 20 pumps arriving in country in late July and in the field in early August following testing by the manufacturer in Egypt. The remaining 20 pumps (larger pumps) are scheduled to arrive by sea in Egypt in August/September. In addition, the Company placed a special order for nine replacement pumps from the Company’s previous pump supplier which were manufactured and are scheduled to arrive in Egypt in late August. It is expected that the replacement pumps will be installed and field optimization will be completed by the end of the year provided the replacement pumps perform. The installation of the new pumps should allow the Company to restore 800 to 1,000 Bopd of shut-in and curtailed production.

Quarterly West Gharib Production (Bopd)
	2014		2013
	Q-2	Q-1	Q-4	Q-3
Gross production rate	9,987	11,100	11,983	12,274
TransGlobe working interest	9,987	11,100	11,983	12,274
TransGlobe net (after royalties)	5,950	6,350	6,600	6,865
TransGlobe net (after royalties and tax)*	4,405	4,562	4,592	4,812
* Under the terms of the West Gharib Production Sharing concession, royalties and taxes are paid out of the Government’s share of production sharing oil.

West Bakr, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company drilled three wells in the second quarter resulting in two oil wells (H-field and K-field) and one H-field water injector. The H-field oil well encountered three Yusr zones (A, B & C) and was initially completed in the lower most Yusr C zone which is awaiting additional perforations due to poor inflow. The K-field well was completed in the main Asl A zone and placed on production at an initial rate of 480 Bopd in July.

Subsequent to quarter end, the Company drilled two oil wells (H-field and K-field) which are scheduled for completion during the third quarter.

Year to date the Company has drilled eight wells resulting in seven oil wells and one water injection well at West Bakr. The drilling rig is currently shut down for scheduled maintenance prior to drilling in M-field and is expected to remain working in West Bakr throughout 2014.

Production
Production from West Bakr averaged 5,182 Bopd to TransGlobe during the second quarter, a 10% (575 Bopd) decrease from the previous quarter. Production decreases are primarily attributed to an increase in well servicing and lower production from multi zone new wells. The wells were completed in the deeper formations first (which have lower productivity due to thinner zones and structural proximity to water).

Production averaged 4,946 Bopd in July.

During the second quarter the Company contracted an additional workover rig to conduct an initial 10 well remedial program to re-enter suspended oil wells, evaluate un-swept oil potential, and recomplete/equip wells for production. The first well (H-field) was recompleted and placed on production in late July at an initial rate of 450 Bopd. Concurrently the Company has commenced a program to install larger pump jacks on higher volume producers to optimize well performance. The first three larger pump jacks were received and installed in late June with an additional three pump jacks installed in July. The initial three wells are producing an additional 180 Bopd (60 Bopd/well) with further optimization planned for August. The remaining fourteen large volume pump jacks are expected to be installed over the balance of 2014.

Quarterly West Bakr Production (Bopd)
	2014		2013
	Q-2	Q-1	Q-4	Q-3
Gross production rate	5,182	5,757	5,521	5,393
TransGlobe working interest	5,182	5,757	5,521	5,393
TransGlobe net (after royalties)	1,843	2,024	2,026	1,488
TransGlobe net (after royalties and tax)*	1,471	1,611	1,631	1,102
* Under the terms of the West Bakr Production Sharing concession, royalties and taxes are paid out of the Government's share of production sharing oil.

North West Gharib, Arab Republic of Egypt (100% working interest)

Operations and Exploration
In June, the Company mobilized a drilling rig to the first exploration well on the North West Gharib (“NWG”) concession (NWG 1) which began drilling on June 25th.

Subsequent to the quarter two wells were drilled resulting in an oil well at NWG 1 and a suspended well at NWG 2. Oil was discovered at NWG 1 in the Lower Nukhul immediately north of the West Gharib main Arta Lower Nukhul pool. Approximately 33 feet of net oil pay was identified on well logs and the well was cased for completion as a future oil producer. NWG 2 was unable to reach the target formation due to a combination of swelling shales and lost circulation. The well has been plugged back to the base of surface casing and suspended as a potential future side track candidate. The drilling rig is currently drilling a Nukhul prospect at NWG 3 located approximately two kilometers north east of NWG 2.

In August the Company will move a second drilling rig (currently drilling at West Gharib) to NWG 10, which is targeting a deeper Markha/Rudeis exploration target on the southeast corner of the concession.

Both drilling rigs are currently scheduled to remain in NWG through 2015. A map showing the approximate locations of NWG 1 through 18 is available on the Company website at http://www.trans-globe.com/operations/egypt/nw-gharib.html.

The Company has identified 79 drilling locations based on existing 3-D seismic and geological modeling of the area. Based on current mapping the Company has internally estimated a prospective resource of 71 million barrels on an un-risked deterministic basis for the NWG block. The 2014 drilling program will target up to 58 million barrels of the total 71 million barrels of prospective resource identified to date. The following table summarizes the prospects that will be tested in 2014.

Wells	Description	Prospective Resources * (millions of barrels)	Chance of Success
NWG 1, 2, 3, 4, 5, 7	Nukhul Pools proximal to Arta / East Arta	6.9	40 to 60%
NWG 6	Nukhul structure	11.8	16%
NWG 8	Nukhul structure	1.9	24%
NWG 9	Nukhul structure	1.8	12%
NWG 10	Markhu / Rudeis structure	33.0	15%
NWG 11	Nukhul structure	3.0	35%
NWG 12 to 18	Appraisal wells to NWG 1 to 5, 7	—
Planned 2014 drilling program		58.4
* Internally estimated on an un-risked deterministic basis.

New Exploration Blocks, Eastern & Western Desert (100% working interest, operated)
Exploration Seismic
Based on surface and remote-sensing mapping, the Company believes the same structural configuration that created the pools found in the West Gharib concession is present in the NWG, SW Gharib (“SWG”) and SE Gharib (“SEG”) blocks. The historical field size distribution data indicates that the average field size in the broader onshore Gulf of Suez (Eastern Desert) area is roughly 20 million barrels per field of recoverable resource. The Company has identified an additional 15 areas of interest (“leads”) in the NWG block, four leads on the SWG block and two leads on the SEG block that will be followed up and further refined by field mapping and the high-resolution seismic acquisition program.

The Company has approved and commenced a large (1,000+ square kilometers of 3-D and 300+ kilometers of 2-D) seismic acquisition program for the Eastern Desert to be followed with an additional 400+ square kilometers of 3-D seismic acquisition in the Western Desert (South Ghazalat concession). It is expected the total seismic acquisition program will be completed by the second quarter of 2015 at an estimated cost of $36 million.

East Ghazalat, Arab Republic of Egypt (50% working interest)
Operations and Exploration
The Company participated in one oil well during the second quarter. Year-to-date the Company has participated in three wells resulting in two Safwa oil wells and one dry hole. Drilling commenced on the 14,500 foot North Dabaa 2 appraisal well with results expected in late August. The North Dabaa 1 discovery well tested natural gas/condensate from the Khatatba formation (press release November 13, 2013). Following the North Dabaa 2 appraisal well, the rig is scheduled to move to the Safwa development lease to drill the first horizontal development well targeting the Upper Bahariya in the Safwa field.

Production
Production from East Ghazalat averaged 1,573 Bopd (786 Bopd to TransGlobe) during the second quarter, a 352 Bopd (81%) increase to TransGlobe from the previous quarter. Production increases are attributed to the new Safwa producer which effectively doubled field production in mid-March.

The Safwa field production averaged 1,374 Bopd (687 Bopd to TransGlobe) in July.

Quarterly East Ghazalat Production (Bopd)
	2014		2013
	Q-2	Q-1	Q-4	Q-3
Gross production rate	1,573	868	670	421
TransGlobe working interest	786	434	335	211
TransGlobe net (after royalties)	395	218	168	106
TransGlobe net (after royalties and tax)*	315	174	134	84
* Under the terms of the East Ghazalat Production Sharing concession, royalties and taxes are paid out of the Government's share of production sharing oil.

South Alamein, Arab Republic of Egypt (100% working interest, operated)
Operations and Exploration
The Company has not provided guidance for any wells in 2014 due to the prolonged delays in receiving military approvals for new wells primarily in the central portion of the concession which includes the Boraq discovery. The Company has negotiated and received EGPC approval that the final exploration period for approximately 800 square kilometers of the concession (which has been deemed non accessible by the military due to ongoing training and other activities in the area) has been suspended effective July 8, 2012. The South Alamein concession was scheduled to reach the end of the final exploration period on April 4, 2014. Effective April 4, 2014 the remaining exploration lands outside of the restricted access zone were relinquished in accordance with the concession agreement. The relinquished lands were evaluated and were not considered prospective. The remaining lands and the South Alamein concession agreement are extended until such time as military access is approved, at which time the Company will have approximately 20 months to complete additional exploration and appraisal in the final exploration phase. All other provisions of the South Alamein concession agreement remain in place. The current South Alamein concession lands include the Boraq discovery and the remaining exploration prospects of interest. The Company continues to actively engage the military to find solutions to obtain access to the remaining concession area.

REPUBLIC OF YEMEN
Block 32, Republic of Yemen (13.81% working interest)
Operations and Exploration
No wells were drilled during the second quarter.

Production
Sales production from Block 32 averaged 841 Bopd (116 Bopd to TransGlobe) during the second quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.
The actual field production during the second quarter averaged 1,133 Bopd (156 Bopd to TransGlobe) which is approximately 17% higher than the previous quarter. Production in 2014 continues to be partially impacted due to pipeline and general service/supply interruptions.
Production from the block averaged 1,594 Bopd (220 Bopd to TransGlobe) during July.

Quarterly Block 32 Production and Sales (Bopd)
	2014		2013
	Q-2	Q-1	Q-4	Q-3
Gross field production rate	1,133	968	1,995	2,310
Gross sales production rate	841	938	2,718	1,673
TransGlobe working interest	116	130	375	231
TransGlobe net (after royalties)	91	103	283	169
TransGlobe net (after royalties and tax)*	83	94	256	150
* Under the terms of the Block 32 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.
Block 72, Republic of Yemen (20% working interest)
Operations and Exploration
No new wells were drilled during the quarter. The joint venture partners initially approved the Gabdain #3 exploration well in the 2013 budget, subject to the resolution of logistic/security issues in the area which have not been resolved to date. The well is included in the 2014 exploration budget subject to resolution of tribal issues in the area.

Block S-1, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the second quarter.
Production
Sales production from Block S-1 averaged 1,652 Bopd (413 Bopd to TransGlobe) during the second quarter. The reported gross sales production rate represents the amount of oil that was lifted and sold during the quarter. It is expected that sales production rates and the field production rates will vary quarter to quarter depending on the timing of tanker liftings during the respective quarter.
Field production was zero during the second quarter due to an attack on the sales pipeline on February 24, 2014. The pipeline attack related primarily to unresolved contractor issues with local tribes which were under negotiation. The operator made progress on a number of labor issues during the second quarter and repaired the pipeline in early July. The pipeline was attacked a few days later and remains shut in pending resolution of additional labor issues. When a settlement is reached it is expected that the operations and production will commence within a few days.

Quarterly Block S-1 Production and Sales (Bopd)
	2014		2013
	Q-2	Q-1	Q-4	Q-3
Gross field production rate	—	2,568	1,624	—
Gross sales production rate	1,652	2,044	—	—
TransGlobe working interest	413	511	—	—
TransGlobe net (after royalties)	288	357	—	—
TransGlobe net (after royalties and tax)*	257	318	—	—
* Under the terms of the Block S-1 PSA, royalties and taxes are paid out of the Government’s share of production sharing oil.

Block 75, Republic of Yemen (25% working interest)
Operations and Exploration
No wells were drilled during the quarter.

Future drilling has been suspended pending resolution of logistics and security concerns.

READER ADVISORIES
Forward Looking Statements
Certain statements or information contained herein may constitute forward-looking statements or information under applicable securities laws, including, but not limited to, management’s assessment of future plans and operations, the anticipated amount and timing of future dividend payments, the sustainability of future dividend payments, anticipated increases to the Company's reserves and production, collection of accounts receivable from the Egyptian Government, drilling plans and the timing thereof, commodity price risk management strategies, adapting to the current political situations in Egypt and Yemen, reserve estimates, management’s expectation for results of operations for 2014, including expected 2014 average production, funds flow from operations, the 2014 capital program for exploration and development, the timing and method of financing thereof, method of funding drilling commitments, and commodity prices and expected volatility thereof. Statements relating to "reserves" are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
Forward-looking statements or information relate to the Company’s future events or performance. All statements other than statements of historical fact may be forward-looking statements or information. Such statements or information are often but not always identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe”, and similar expressions.
Forward-looking statements or information necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, economic and political instability, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. The recovery and reserve estimates of the Company's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company.
In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on the Company's future operations. Such statements and information may prove to be incorrect and readers are cautioned that such statements and information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements or information because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development and exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market and receive payment for its oil and natural gas products.
Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) and at the Company's website (www.trans-globe.com). Furthermore, the forward-looking statements or information contained herein are made as at the date hereof and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.
The reader is further cautioned that the preparation of financial statements in accordance with IFRS requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

DIVIDENDS
On August 11, 2014, TransGlobe's Board of Directors approved and declared a quarterly dividend of $0.05 per share, payable in cash as follows:

Ex-dividend date	Record date	Payment date	Per share amount
September 11, 2014	September 15, 2014	September 30, 2014	$0.05

The initiation of a quarterly dividend payment program in the second quarter of 2014 is a key component of TransGlobe's objective to create value for its shareholders. The Company believes that it is well positioned to sustain a quarterly dividend payment, and intends to approve and declare regular quarterly dividends on a go-forward basis.
The actual amount of future quarterly dividends will be proposed by management and subject to the approval and discretion of the Board. The Board reviews proposed dividend payments in conjunction with their review of quarterly financial and operating results. Future dividend levels will be dependent upon economic factors including commodity prices, capital expenditure programs and production volumes, and will be evaluated regularly to ensure that dividend payments do not compromise the strong financial position or the growth of the Company.
The quarterly dividend declared on August 11, 2014 has been designated as an eligible dividend under the Income Tax Act (Canada).
MANAGEMENT STRATEGY AND OUTLOOK
The 2014 outlook provides information as to management’s expectation for results of operations for 2014. Readers are cautioned that the 2014 outlook may not be appropriate for other purposes. The Company’s expected results are sensitive to fluctuations in the business environment and may vary accordingly. This outlook contains forward-looking statements that should be read in conjunction with the Company’s disclosure under “Forward-Looking Statements”.
2014 Outlook
Production guidance for 2014 is under review due to prolonged pump issues at West Gharib and continued tribal issues in Yemen.
Production sales to June 30, 2014 averaged 17,204 Bopd with July production averaging 15,275 Bopd.
It is expected that third quarter production will be in the 15,000 Bopd range. Due to the timing uncertainties to restore production at West Gharib and Yemen, it is difficult to predict fourth quarter production increases at this time. Fourth quarter production guidance will be provided when the timing of replacement pump installation/optimization and performance has been established.
Should production remain in the 15,000 Bopd range for the balance of the year, total production for 2014 would average approximately 16,000 Bopd for 2014.
With production at 15,000 Bopd for the balance of the year (16,000 Bopd average for 2014), funds flow from operations would be approximately $126.5 million ($117 million excluding the $9.3 termination fee from Caracal) assuming an average Dated Brent oil price of $100/Bbl for the balance of the year. The funds flow sensitivity to a $10/Bbl change in Brent for the balance of the year is approximately $6 million.

2014 Capital Budget	Six Months Ended	2014
($ millions)	June 30, 2014	Capital Budget
Egypt	30.4	93.6
Yemen	1.0	6.4
Corporate	0.4	-
	31.8	100.0
As at June 30, 2014 the Company had spent approximately 32% of the 2014 budget. Capital spending is forecast to increase in the second half of 2014 with the addition of a third drilling rig (late June) and a large seismic acquisition program (commencing in August) in the Eastern Desert.
Although the Company’s capital budget remains at $100.0 million, it is expected that $85.0 - $90.0 million will be invested in Egypt during 2014, with minimal investment in Yemen due to tribal issues.
The 2014 capital program is split 68:32 between development and exploration, respectively. The Company plans to participate in up to 51 wells in 2014. The Company intends to fund it entire 2014 capital budget through the use of working capital and cash generated by operating activities.

ADDITIONAL MEASURES
Funds Flow from Operations
This document contains the term “funds flow from operations”, which should not be considered an alternative to or more meaningful than “cash flow from operating activities” as determined in accordance with IFRS. Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital. Management considers this a key measure as it demonstrates TransGlobe’s ability to generate the cash necessary to fund future growth through capital investment. Funds flow from operations may not be comparable to similar measures used by other companies.

Reconciliation of Funds Flow from Operations
	Three Months Ended June 30		Six Months Ended June 30
($000s)	2014	2013	2014	2013
Cash flow from operating activities	33,467	16,347	36,678	68,247
Changes in non-cash working capital	9,718	16,540	38,994	645
Funds flow from operations*	43,185	32,887	75,672	68,892
* Funds flow from operations does not include interest or financing costs. Interest expense is included in financing costs on the Condensed Consolidated Interim Statements of Earnings and Comprehensive Income. Cash interest paid is reported as a financing activity on the Condensed Consolidated Interim Statements of Cash Flows.

Debt-to-funds flow ratio
Debt-to-funds flow is a measure that is used to set the amount of capital in proportion to risk. The Company’s debt-to-funds flow ratio is computed as long-term debt, including the current portion, plus convertible debentures over funds flow from operations for the trailing twelve months. Debt-to-funds flow may not be comparable to similar measures used by other companies.
Netback
Netback is a measure that represents sales net of royalties (all government interests, net of income taxes), operating expenses and current taxes. Management believes that netback is a useful supplemental measure to analyze operating performance and provide an indication of the results generated by the Company’s principal business activities prior to the consideration of other income and expenses. Netback may not be comparable to similar measures used by other companies.
TRANSGLOBE’S BUSINESS
TransGlobe is a Canadian-based, publicly-traded, oil exploration and production company whose activities are concentrated in two main geographic areas: the Arab Republic of Egypt (“Egypt”) and the Republic of Yemen (“Yemen”).

SELECTED QUARTERLY FINANCIAL INFORMATION

	2014		2013				2012
(000s, except per share, price and volume amounts)	Q-2	Q-1	Q-4	Q-3	Q-2	Q-1	Q-4	Q-3
Average production volumes (Bopd)	16,112	18,067	18,519	18,197	18,417	18,001	17,875	18,143
Average sales volumes (Bopd)	16,485	17,932	18,213	18,109	18,539	17,909	19,148	17,124
Average price ($/Bbl)	96.14	94.89	96.10	97.18	90.48	99.21	98.70	96.88
Oil sales	144,208	153,140	161,035	161,900	152,646	159,915	173,864	152,624
Oil sales, net of royalties	76,040	78,366	81,196	78,531	76,223	79,366	92,281	74,540
Cash flow from operating activities	33,467	3,211	109,226	22,035	16,347	51,900	65,250	2,368
Funds flow from operations*	43,185	32,487	36,743	33,483	32,887	36,005	46,839	35,397
Funds flow from operations per share
- Basic	0.58	0.44	0.49	0.45	0.45	0.49	0.63	0.49
- Diluted	0.57	0.43	0.49	0.44	0.40	0.44	0.57	0.47
Net earnings	26,199	16,692	6,893	16,344	10,397	24,878	34,836	11,774
Net earnings (loss) - diluted	26,199	16,692	6,893	16,344	(183)	21,427	32,156	11,774
Net earnings per share
- Basic	0.35	0.22	0.09	0.22	0.14	0.34	0.48	0.16
- Diluted	0.35	0.22	0.09	0.22	—	0.26	0.39	0.16
Dividends paid	11,229	—	—	—	—	—	—	—
Dividends paid per share	0.15	—	—	—	—	—	—	—

Total assets	705,859	692,341	675,800	723,708	670,996	672,675	653,425	635,529
Cash and cash equivalents	110,057	107,607	122,092	128,162	101,435	112,180	82,974	45,732
Convertible debentures	88,814	87,765	87,539	85,300	81,830	93,842	98,742	102,920
Total long-term debt, including
current portion	—	—	—	39,040	15,224	17,097	16,885	31,878
Debt-to-funds flow ratio**	0.6	0.6	0.6	0.8	0.6	0.7	0.8	1.0
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital and may not be comparable to measures used by other companies.

** Debt-to-funds flow ratio is measure that represents total long-term debt (including the current portion) plus convertible debentures over funds flow from operations from the trailing 12 months and may not be comparable to measures used by other companies.

During the second quarter of 2014, TransGlobe:

•	Maintained a strong financial position, reporting a debt-to-funds flow ratio of 0.6 at June 30, 2014;

•
Reported net earnings of $26.2 million, which includes the $9.3 million reverse termination fee received from Caracal Energy Inc. ("Caracal") upon termination of the arrangement agreement between TransGlobe and Caracal and $2.0 million in an unrealized gain on the convertible debenture;

•	Experienced a decrease in oil sales compared to Q1-2014 and Q2-2013 primarily as a result of decreased sales volumes, which was partially offset by increased oil prices;

•
Achieved funds flow from operations of $43.2 million, which represents a significant increase from both the prior quarter and Q2-2013. Funds flow from operations is elevated in the current quarter due to the receipt of the reverse termination fee from Caracal in the amount of $9.3 million;

•
Experienced an increase in cash flow from operating activities as compared to Q1-2014, which is mostly due to the reverse termination fee received from Caracal along with higher collections on accounts receivable balances;

•	Spent $17.5 million on capital programs, which was funded entirely with funds flow from operations and cash on hand; and

•	Paid a special dividend of $0.10/share and a quarterly dividend of $0.05/share during the second quarter of 2014.

2014 TO 2013 NET EARNINGS VARIANCES

	$000s	$ Per Share Diluted	% Variance
Q2-2013 net earnings	10,397	0.14
Cash items
Volume variance	(17,843)	(0.23)	(171)
Price variance	9,405	0.12	90
Royalties	8,255	0.11	79
Expenses:
Production and operating	(1,496)	(0.02)	(14)
Cash general and administrative	85	—	1
Exploration	(156)	—	(2)
Current income taxes	2,939	0.04	28
Realized foreign exchange gain (loss)	(43)	—	—
Interest on long-term debt	350	—	3
Other income	9,152	0.12	88
Total cash items variance	10,648	0.14	102
Non-cash items
Unrealized foreign exchange gain	(5,288)	(0.07)	(51)
Depletion, depreciation and amortization	(173)	—	(2)
Unrealized gain (loss) on financial instruments	(7,105)	(0.09)	(68)
Impairment loss	19,710	0.26	190
Stock-based compensation	(610)	(0.01)	(6)
Deferred income taxes	(1,384)	(0.02)	(13)
Amortization of deferred financing costs	4	—	—
Total non-cash items variance	5,154	0.07	50
Q2-2014 net earnings	26,199	0.35	152
* Diluted earnings per share for Q2-2013 is presented prior to the dilutive effect of the convertible debentures in that period.
Net earnings increased to $26.2 million in Q2-2014 compared to $10.4 million in Q2-2013. The earnings impact of decreased volumes was almost completely offset by increased prices and reduced royalty costs. The largest earnings variance item from Q2-2013 to Q2-2014 relates to the impairment loss recorded on the Company's South Mariut assets in Q2-2013 in the amount of $19.7 million, for which there was no corresponding impairment loss recorded in Q2-2014. The reverse termination fee received from Caracal in the amount of $9.3 million (included in other income) also created a positive earnings variance from Q2-2013 to Q2-2014. Partially offsetting these positive earnings variances was a decrease in the mark-to-market gain on convertible debentures along with a foreign exchange loss of $3.1 million in Q2-2014 compared to a gain of $2.2 million in Q2-2013.
BUSINESS ENVIRONMENT
The Company’s financial results can be significantly influenced by fluctuations in commodity prices, including price differentials. The following table shows select market benchmark prices and foreign exchange rates:

	2014		2013
	Q-2	Q-1	Q-4	Q-3	Q-2
Dated Brent average oil price ($/Bbl)	108.95	108.18	109.27	110.27	102.44
U.S./Canadian Dollar average exchange rate	1.091	1.103	1.050	1.039	1.023

The price of Dated Brent oil averaged 1% higher in Q2-2014 compared with Q1-2014. All of the Company’s production is priced based on Dated Brent and shared with the respective governments through PSCs. When the price of oil increases, it takes fewer barrels to recover costs (cost recovery barrels) which are assigned 100% to the Company. The contracts provide for cost recovery per quarter up to a maximum percentage of total revenue. Timing differences often exist between the Company's recognition of costs and their recovery as the Company accounts for costs on an accrual basis, whereas cost recovery is determined on a cash basis. If the eligible cost recovery is less than the maximum defined cost recovery, the difference is defined as "excess". In Egypt, depending on the PSC, the Contractor's share of excess ranges between 0% and 30%. In Yemen, under the Production Sharing Agreements, the excess is treated as production sharing oil. If the eligible cost recovery exceeds the maximum allowed percentage, the unclaimed cost recovery is carried forward to the next quarter. Typically maximum cost recovery or cost oil ranges from 25% to 30% in Egypt and 50% to 60% in Yemen. The balance of the production after maximum cost recovery is shared with the respective governments (production sharing oil). In Egypt, depending on the contract, the government receives 70% to 86% of the production sharing oil or profit oil. In Yemen, the government receives 65% of the production sharing oil or profit oil. Production sharing splits are set in each contract for the life of the contract. Typically the government’s share of production sharing oil increases when production exceeds pre-set production levels in the respective contracts. During times of increased oil prices, the Company receives less cost oil and may receive more production sharing oil. For reporting purposes, the Company records the respective government’s share of production as royalties and taxes (all taxes are paid out of the government’s share of production).

Egypt has been experiencing significant political changes over the past three years and while this has had an impact on the efficient operations of the government in general, business processes and the Company’s operations have generally proceeded as normal. While exploration and development activities have generally been uninterrupted, the Company has continued to experience delays in the collection of accounts receivable from the Egyptian Government. The Company is in continual discussions with the Egyptian Government to improve the delayed cash collections, and expects to recover the accounts receivable balance in full. During the first six months of 2014, the Company collected $74.5 million in accounts receivable from the Egyptian Government.
The Egyptian government recently implemented higher gasoline, diesel and natural gas prices, effectively reducing the subsidies carried by the government. These price increases are expected to have a material impact on Egypt’s current budget deficit and are also expected to enable the Egyptian government to make more timely payments for its purchases of oil and gas from international oil companies. Given the political sensitivity of the reduction of fuel subsidies, it is extremely encouraging to see the Egyptian Government take decisive action in this regard. The fact that the newly formed government is willing to take actions that may not be popular from a political perspective to improve the Egyptian economy is viewed as very positive by TransGlobe.

In an effort to expand the Company’s exploration opportunities in Egypt, TransGlobe submitted a bid on a single exploration block on July 3, 2014 in the EGPC bid round. It is expected that the blocks will be awarded to successful bidders during this year.

OPERATING RESULTS AND NETBACK
Daily Volumes, Working Interest before Royalties (Bopd)
Production Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Egypt	15,956	18,111	16,619	17,890
Yemen	156	306	464	319
Total Company	16,112	18,417	17,083	18,209

Sales Volumes

	Three Months Ended June 30		Six Months Ended June 30
	2014	2013	2014	2013
Egypt	15,956	18,111	16,619	17,890
Yemen	529	428	585	335
Total Company	16,485	18,539	17,204	18,225

Netback
Consolidated

	Six Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	297,348	95.49	312,561	94.75
Royalties	142,942	45.90	156,972	47.59
Current taxes	37,997	12.20	44,116	13.37
Production and operating expenses	38,603	12.40	32,061	9.72
Netback	77,806	24.99	79,412	24.07

	Three Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	144,209	96.14	152,646	90.48
Royalties	68,169	45.44	76,423	45.30
Current taxes	18,103	12.07	21,042	12.47
Production and operating expenses	19,025	12.68	17,529	10.39
Netback	38,912	25.95	37,652	22.32

Egypt

	Six Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	285,963	95.07	306,034	94.51
Royalties	139,721	46.45	154,496	47.71
Current taxes	37,153	12.35	43,326	13.38
Production and operating expenses	32,292	10.74	28,081	8.67
Netback	76,797	25.53	80,131	24.75

	Three Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	139,020	95.74	148,545	90.13
Royalties	66,699	45.94	74,852	45.42
Current taxes	17,718	12.20	20,536	12.46
Production and operating expenses	15,985	11.01	15,350	9.31
Netback	38,618	26.59	37,807	22.94
The netback per Bbl in Egypt increased 16% and 3%, respectively, in the three and six months ended June 30, 2014 compared with the same periods of 2013. The main driver of the increased netbacks was the effect of a 6% and 1% increase in realized oil prices, respectively, in the three and six months ended June 30, 2014 compared with the same periods of 2013. Production and operating expenses increased by $1.70/Bbl and $2.07/Bbl, respectively, which was principally a result of increased well servicing costs relating to faulty progressive cavity pumps at West Gharib, along with increased costs at West Bakr associated with replacing pump jacks that are at the end of their life cycles. The increase in production and operating expenses resulted in a decrease in the amount of royalties and current taxes as a percentage of revenue per Bbl for the three and six months ended June 30, 2014 as compared to the same periods in 2013. Total government take (royalties and current taxes) as a percentage of revenue was 61% and 62%, respectively, for the three and six months ended June 30, 2014 compared with 64% and 65%, respectively, for the same periods of 2013.
The average selling price during the three months ended June 30, 2014 was $95.74/Bbl, which represents a gravity/quality adjustment of approximately $13.21/Bbl to the average Dated Brent oil price for the period of $108.95/Bbl.

Yemen

	Six Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	11,385	107.52	6,527	107.64
Royalties	3,221	30.42	2,476	40.83
Current taxes	844	7.97	790	13.03
Production and operating expenses	6,311	59.60	3,980	65.64
Netback	1,009	9.53	(719)	(11.86)

	Three Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Oil sales	5,189	107.79	4,101	105.29
Royalties	1,470	30.54	1,571	40.34
Current taxes	385	8.00	506	12.99
Production and operating expenses	3,040	63.15	2,179	55.95
Netback	294	6.10	(155)	(3.99)
In Yemen, the Company experienced netbacks per Bbl of $6.10 and $9.53, respectively, in the three and six months ended June 30, 2014. Production and operating expenses remain at elevated levels on a per Bbl basis in 2014 as a result of production shut-ins on Block S-1 and Block 32 during the first half of the year. While production volumes were down, the Company continued to incur the majority of the operating costs which significantly impacted operating expenses per Bbl. These operating costs will be recovered from cost oil when production resumes.
Royalties and taxes as a percentage of revenue decreased to 36% in the three and six months ended June 30, 2014, compared with 51% and 50%, respectively, in the same periods of 2013. The reduced government take is the result of the recovery of cost pools that were built up during periods when production was shut-in.

GENERAL AND ADMINISTRATIVE EXPENSES (“G&A”)

	Six Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	14,708	4.72	12,706	3.85
Stock-based compensation	2,728	0.88	2,562	0.78
Capitalized G&A and overhead recoveries	(3,584)	(1.15)	(1,849)	(0.56)
G&A (net)	13,852	4.45	13,419	4.07

	Three Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
G&A (gross)	6,898	4.60	5,799	3.44
Stock-based compensation	1,894	1.26	1,284	0.76
Capitalized G&A and overhead recoveries	(1,948)	(1.30)	(764)	(0.45)
G&A (net)	6,844	4.56	6,319	3.75
G&A expenses (net) increased 22% and 9%, respectively, in the three and six months ended June 30, 2014 compared with the same periods in 2013. G&A (gross) was elevated in the three and six months ended June 30, 2014 mostly due to an increase in banking fees associated with the letters of credit ($60.2 million) required to backstop the Company's financial commitments under the PSCs that were ratified in late 2013 in Egypt. These banking fees were capitalized in their respective concessions, which is the reason for the increased capitalized G&A. Stock-based compensation has increased in both the three and six months periods ended June 30, 2014 compared to the same periods in 2013 mostly as a result of the issuance of restricted share units, performance share units and deferred share units during Q2-2014.

FINANCE COSTS
Finance costs for the three and six months ended June 30, 2014 were $1.9 million and $3.8 million, respectively (2013 - $2.2 million and $4.4 million, respectively). Interest expense on the convertible debentures for the three and six-month periods ended June 30, 2014 were $1.3 million and $2.6 million, respectively (2013 - $1.4 million and $2.9 million, respectively). The decrease in this portion of the interest expense is due to foreign exchange fluctuations, as the interest on the convertible debentures is paid in Canadian dollars. The remaining decrease in interest expense is due to a lower utilization of the Company's Borrowing Base Facility thus far in 2014 as compared to 2013.

	Three Months Ended June 30		Six Months Ended June 30
(000s)	2014	2013	2014	2013
Interest expense	$1,579	$1,929	$3,195	$3,869
Amortization of deferred financing costs	279	283	555	545
Finance costs	$1,858	$2,212	$3,750	$4,414
The Company had no long-term debt outstanding under the Borrowing Base Facility as at June 30, 2014 (June 30, 2013 - $18.5 million). The term of the facility extends to December 31, 2017 and the borrowing base is currently $100.0 million. The Borrowing Base Facility bears interest at LIBOR plus an applicable margin that varies from 5.0% to 5.5% depending on the amount drawn or utilized under the facility. The unutilized portion of the facility bears interest at 50% of the applicable margin.
In February 2012, the Company sold, on a bought-deal basis, C$97.8 million ($97.9 million) aggregate principal amount of convertible unsecured subordinated debentures with a maturity date of March 31, 2017. The debentures are convertible at any time and from time to time into common shares of the Company at a price of C$14.89 per common share. Under certain circumstances the debentures may also be redeemed by the Company. The conversion price of the convertible debentures will adjust for any amounts paid out as dividends on the common shares of the Company, provided that the dividend payment causes the conversion price to change by 1% or more. Interest of 6% is payable semi-annually in arrears on March 31 and September 30. At maturity or redemption, the Company has the option to settle all or any portion of principal obligations by delivering to the debenture holders sufficient common shares to satisfy these obligations.

DEPLETION AND DEPRECIATION (“DD&A”)

	Six Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	24,030	7.99	22,430	6.93
Yemen	1,150	10.86	634	10.46
Corporate	218	—	176	—
	25,398	8.16	23,240	7.05

	Three Months Ended June 30
	2014		2013
(000s, except per Bbl amounts)	$	$/Bbl	$	$/Bbl
Egypt	11,660	8.03	11,540	7.00
Yemen	448	9.31	432	11.09
Corporate	125	—	88	—
	12,233	8.15	12,060	7.15
In Egypt, DD&A increased 15% on a per Bbl basis for the three and six month periods ended June 30, 2014 compared to the same periods in 2013. This increase is mostly due to a lower reserve base over which to deplete costs in Egypt along with increased future capital costs at West Bakr.
In Yemen, DD&A decreased 16% on a per Bbl basis for the three months ended June 30, 2014 and remained relatively consistent on a per Bbl basis for the six months ended June 30, 2014 compared to the same periods in 2013. The decrease in the three month period ended June 30, 2014 is mostly due to the fact that Block S-1 recorded sales during the second quarter of 2014 and did not during the second quarter of 2013. Block S-1 carries a lower depletion rate on a per Bbl basis than Block 32 and therefore caused a decrease in the consolidated Yemen depletion rate for the three months ended June 30, 2014.

CAPITAL EXPENDITURES

	Six Months Ended June 30
($000s)	2014	2013
Egypt	30,445	36,093
Yemen	984	1,377
Corporate	426	18
Total	31,855	37,488

In Egypt, total capital expenditures in the first six months of 2014 were $30.4 million (2013 - $36.1 million). During the first six months of the year, the Company drilled seven wells at West Gharib (four oil wells and one dry hole at Arta, one oil well at East Arta, and one oil well at Hana). The Company also drilled six oil wells at West Bakr and two oil wells and one dry hole at East Ghazalat.

OUTSTANDING SHARE DATA
As at June 30, 2014, the Company had 74,931,494 common shares issued and outstanding and 6,467,467 stock options issued and outstanding, which are exercisable in accordance with their terms into a maximum of 6,467,467 common shares of the Company.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity describes a company’s ability to access cash. Companies operating in the upstream oil and gas industry require sufficient cash in order to fund capital programs necessary to maintain and increase production and reserves, to acquire strategic oil and gas assets and to repay debt. TransGlobe’s capital programs are funded principally by cash provided from operating activities. A key measure that TransGlobe uses to evaluate the Company’s overall financial strength is debt-to-funds flow from operations (calculated on a 12-month trailing basis). TransGlobe’s debt-to-funds flow from operations ratio, a key short-term leverage measure, remained strong at 0.6 times at June 30, 2014 (December 31, 2013 - 0.6). This is within the Company’s internal guidance of no more than 2.0 times.

The table below illustrates TransGlobe’s sources and uses of cash during the periods ended June 30, 2014 and 2013:

Sources and Uses of Cash
	Six Months Ended June 30
($000s)	2014	2013
Cash sourced
Funds flow from operations*	75,672	68,892
Exercise of stock options	1,606	500
	77,278	69,392
Cash used
Capital expenditures	31,855	37,488
Dividends paid	11,229	—
Deferred financing costs	—	2,205
Transfer to restricted cash	1	1
Finance costs	4,056	3,558
Other	639	1,517
	47,780	44,769
	29,498	24,623
Changes in non-cash working capital	(41,533)	(6,162)
Increase in cash and cash equivalents	(12,035)	18,461
Cash and cash equivalents – beginning of period	122,092	82,974
Cash and cash equivalents – end of period	110,057	101,435
* Funds flow from operations is a measure that represents cash generated from operating activities before changes in non-cash working capital.

Funding for the Company’s capital expenditures was provided by cash generated by operating activities. The Company expects to fund its 2014 exploration and development program of $100.0 million including contractual commitments through the use of working capital and cash generated by operating activities. Fluctuations in commodity prices, product demand, foreign exchange rates, interest rates and various other risks including timely collections of accounts receivable from the Egyptian Government may impact capital resources.
Working capital is the amount by which current assets exceed current liabilities. At June 30, 2014, the Company had working capital of $271.5 million (December 31, 2013 - $242.0 million). The increase to working capital in Q2-2014 is principally the result of an increase in accounts receivable combined with a decrease in accounts payable, which was partially offset by a decrease in cash and cash equivalents. The majority of the Company’s accounts receivable are due from Egyptian General Petroleum Company ("EGPC"), and the continued political changes in the country have increased EGPC's credit risk, which has increased the Company’s credit risk. The Company is in continual discussions with EGPC and the Egyptian Government to determine solutions to the delayed cash collections, and expects to recover the entire accounts receivable balance in full.
To date, the Company has experienced no difficulties with transferring funds abroad.
At June 30, 2014, TransGlobe had $100.0 million available under a Borrowing Base Facility of which no amounts were drawn, however, the Company was utilizing $60.2 million of the facility in the form of letters of credit.

COMMITMENTS AND CONTINGENCIES
As part of its normal business, the Company entered into arrangements and incurred obligations that will impact the Company’s future operations and liquidity. The principal commitments of the Company are as follows:

($000s)			Payment Due by Period[1,2]
	Recognized
	in Financial	Contractual	Less than			More than
	Statements	Cash Flows	1 year	1-3 years	4-5 years	5 years
Accounts payable and accrued	Yes-Liability	32,753	32,753	—	—	—
liabilities
Convertible debentures	Yes-Liability	88,814	—	88,814	—	—
Office, equipment and drilling rig leases	No	19,638	13,870	2,571	1,964	1,233
Minimum work commitments[3]	No	60,988	750	60,238	—	—
Total		202,193	47,373	151,623	1,964	1,233

[1]	Payments exclude ongoing operating costs, finance costs and payments made to settle derivatives.

[2]	Payments denominated in foreign currencies have been translated at June 30, 2014 exchange rates.

[3]	Minimum work commitments include contracts awarded for capital projects and those commitments related to exploration and drilling obligations.

The Company is subject to certain office, equipment and drilling rig leases.

Pursuant to the PSC for North West Gharib in Egypt, the Company has a minimum financial commitment of $35.0 million and a work commitment to drill 30 wells and acquire 200 square kilometers of 3-D seismic during the initial-three year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South East Gharib in Egypt, the Company has a minimum financial commitment of $7.5 million and a work commitment to drill two wells, acquire 200 square kilometers of 3-D seismic and acquire 300 kilometers of 2-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South West Gharib in Egypt, the Company has a minimum financial commitment of $10.0 million and a work commitment to drill four wells and acquire 200 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for South Ghazalat in Egypt, the Company has a minimum financial commitment of $8.0 million and a work commitment to drill two wells and acquire 400 square kilometers of 3-D seismic during the initial three-year exploration period, which commenced on November 7, 2013.
Pursuant to the PSC for Block 75 in Yemen, the Contractor (Joint Interest Partners) has a remaining minimum financial commitment of $3.0 million ($0.8 million to TransGlobe) for one exploration well in the first exploration period, which has been extended to March 9, 2015.
In the normal course of its operations, the Company may be subject to litigation proceedings and claims. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse impact on the results of operations, financial position or liquidity of the Company.
The Company is not aware of any material provisions or other contingent liabilities as at June 30, 2014.

CHANGES IN ACCOUNTING POLICIES
IFRS 10 (revised) "Consolidated Financial Statements"
In October 2012, the IASB issued amendments to IFRS 10 to define investment entities, provide an exception to the consolidation of investment entities by a parent company, and prescribe fair value measurement to measure such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRS 12 (revised) "Disclosure of interests in other entities"
In October 2012, the IASB issued amendments to IFRS 12 to prescribe disclosures about significant judgments and assumptions used to determine whether an entity is an investment entity as well as other disclosures regarding the measurement of such entities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IAS 32 (revised) “Financial Instruments: Presentation”
In December 2011, the IASB issued amendments to IAS 32 to address inconsistencies when applying the offsetting criteria. These amendments clarify some of the criteria required to be met in order to permit the offsetting of financial assets and financial liabilities. These amendments are effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
IFRIC 21 (new) "Levies"
In May 2013, the IASB issued IFRIC 21, "Levies", which was developed by the IFRS Interpretations Committee ("IFRIC"). IFRIC 21 clarifies that an entity recognizes a liability for a levy when the activity that triggers payment, as identified by the relevant legislation, occurs. The interpretation also clarifies that no liability should be recognized before the specified minimum threshold to trigger that levy is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014; accordingly, the Company has adopted this standard for the year ended December 31, 2014. The adoption of this standard had no material impact on the Condensed Consolidated Interim Financial Statements.
INTERNAL CONTROLS OVER FINANCIAL REPORTING
TransGlobe's management designed and implemented internal controls over financial reporting, as defined under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, of the Canadian Securities Administrators and as defined in Rule 13a-15 under the US Securities Exchange Act of 1934. Internal controls over financial reporting is a process designed under the supervision of the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, focusing in particular on controls over information contained in the annual and interim financial statements. Due to its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements on a timely basis. A system of internal controls over financial reporting, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the internal controls over financial reporting are met. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
No changes were made to the Company’s internal control over financial reporting during the period ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

Condensed Consolidated Interim Statements of Earnings and Comprehensive Income
(Unaudited – Expressed in thousands of U.S. Dollars, except per share amounts)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2014	2013	2014	2013

REVENUE
Oil sales, net of royalties	$76,040	$76,223	$154,406	$155,589
Finance revenue	85	183	182	229
Other revenue	9,250	—	9,250	—
	85,375	76,406	163,838	155,818

EXPENSES
Production and operating	19,025	17,529	38,603	32,061
General and administrative	6,844	6,319	13,852	13,419
Foreign exchange (gain) loss	3,121	(2,210)	11	(3,728)
Finance costs	1,858	2,212	3,750	4,414
Exploration	227	71	665	178
Depletion, depreciation and amortization	12,233	12,060	25,398	23,240
Unrealized (gain) loss on financial instruments	(1,993)	(9,098)	1,526	(12,088)
Impairment of exploration and evaluation assets	—	19,710	—	19,710
	41,315	46,593	83,805	77,206

Earnings before income taxes	44,060	29,813	80,033	78,612
Income tax expense (recovery) - current	18,103	21,042	37,997	44,116
- deferred	(242)	(1,626)	(855)	(779)
	17,861	19,416	37,142	43,337
NET EARNINGS AND COMPREHENSIVE
INCOME FOR THE PERIOD	$26,199	$10,397	$42,891	$35,275

Earnings per share
Basic	$0.35	$0.14	$0.57	$0.48
Diluted	$0.35	$—	$0.57	$0.26

Condensed Consolidated Interim Balance Sheets
(Unaudited - Expressed in thousands of U.S. Dollars)

	As at	As at
	June 30, 2014	December 31, 2013

ASSETS
Current
Cash and cash equivalents	$110,057	$122,092
Accounts receivable	182,724	148,284
Prepaids and other	10,710	8,460
Product inventory	786	1,525
	304,277	280,361
Non-Current
Restricted cash	1,547	1,546
Deferred financing costs	2,123	2,678
Intangible exploration and evaluation assets	92,619	89,991
Property and equipment
Petroleum properties	292,463	288,756
Other assets	4,650	4,288
Goodwill	8,180	8,180
	$705,859	$675,800

LIABILITIES
Current
Accounts payable and accrued liabilities	$32,753	$38,392
	32,753	38,392
Non-Current
Convertible debentures	88,814	87,539
Deferred taxes	48,008	48,863
Other long-term liabilities	760	816
	170,335	175,610

SHAREHOLDERS' EQUITY
Share capital	162,723	160,561
Contributed surplus	17,202	15,692
Retained earnings	355,599	323,937
	535,524	500,190
	$705,859	$675,800

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity
(Unaudited – Expressed in thousands of U.S. Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2014	2013	2014	2013

Share Capital
Balance, beginning of period	$161,531	$159,259	$160,561	$158,721
Stock options exercised	890	104	1,606	500
Transfer from contributed surplus on exercise of options	302	38	556	180
Balance, end of period	$162,723	$159,401	$162,723	$159,401

Contributed Surplus
Balance, beginning of period	$16,310	$12,879	$15,692	$11,714
Stock-based compensation expense	1,194	1,503	2,066	2,810
Transfer to share capital on exercise of options	(302)	(38)	(556)	(180)
Balance, end of period	$17,202	$14,344	$17,202	$14,344

Retained Earnings
Balance, beginning of period	$340,629	$290,303	$323,937	$265,425
Net earnings and total comprehensive income	26,199	10,397	42,891	35,275
Dividends	(11,229)	—	(11,229)	—
Balance, end of period	$355,599	$300,700	$355,599	$300,700

Condensed Consolidated Interim Statements of Cash Flows
(Unaudited - Expressed in thousands of U.S. Dollars)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2014	2013	2014	2013
CASH FLOWS RELATED TO THE FOLLOWING
ACTIVITIES:

OPERATING
Net earnings for the period	$26,199	$10,397	$42,891	$35,275
Adjustments for:
Depletion, depreciation and amortization	12,233	12,060	25,398	23,240
Deferred lease inducement	113	113	218	228
Impairment of exploration and evaluation costs	—	19,710	—	19,710
Stock-based compensation	1,894	1,284	2,728	2,562
Finance costs	1,858	2,212	3,750	4,414
Income tax expense	17,861	19,416	37,142	43,337
Unrealized (gain) loss on financial instruments	(1,993)	(9,098)	1,526	(12,088)
Unrealized (gain) loss on foreign currency translation	3,123	(2,165)	16	(3,670)
Income taxes paid	(18,103)	(21,042)	(37,997)	(44,116)
Changes in non-cash working capital	(9,718)	(16,540)	(38,994)	(645)
Net cash generated by (used in) operating activities	33,467	16,347	36,678	68,247

INVESTING
Additions to intangible exploration and evaluation assets	(2,506)	(1,040)	(3,702)	(4,516)
Additions to petroleum properties	(14,183)	(18,229)	(27,263)	(32,906)
Additions to other assets	(801)	(26)	(890)	(66)
Changes in restricted cash	—	—	(1)	(1)
Changes in non-cash working capital	(2,854)	(4,624)	(2,539)	(5,517)
Net cash generated by (used in) investing activities	(20,344)	(23,919)	(34,395)	(43,006)

FINANCING
Issue of common shares for cash	890	104	1,606	500
Financing costs	—	(2,155)	—	(2,205)
Interest paid	(209)	(185)	(4,056)	(3,558)
Dividends paid	(11,229)	—	(11,229)	—
Increase (decrease) in other long-term liabilities	(140)	(141)	(270)	(285)
Net cash generated by (used in) financing activities	(10,688)	(2,377)	(13,949)	(5,548)
Currency translation differences relating to cash and cash equivalents	15	(796)	(369)	(1,232)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,450	(10,745)	(12,035)	18,461

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	107,607	112,180	122,092	82,974

CASH AND CASH EQUIVALENTS, END OF PERIOD	$110,057	$101,435	$110,057	$101,435

TransGlobe Energy Corporation is a Calgary-based, growth-oriented oil and gas exploration and development company focused on the Middle East/North Africa region with production operations in the Arab Republic of Egypt and the Republic of Yemen. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA. TransGlobe’s convertible debentures trade on the Toronto Stock Exchange under the symbol TGL.DB.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. In particular, this press release contains forward-looking statements regarding the Company's appraisal, development and evaluation plans and the focus of the Company's exploration budget. In addition, information and statements relating to “resources” are deemed to be forward-looking information and statements, as they involve the implied assessment, based on certain estimates and assumptions, that the resources described exist in the quantities predicted or estimated, and that the resources described can be profitably produced in the future. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. With respect to forward-looking statements contained in this press release, assumptions have been made regarding, among other things: the Company’s ability to obtain qualified staff and equipment in a timely and cost-efficient manner; the regulatory framework governing royalties, taxes and environmental matters in the jurisdictions in which the Company conducts and will conduct its business; future capital expenditures to be made by the Company; future sources of funding for the Company’s capital programs; geological and engineering estimates in respect of the Company’s reserves and resources; and the geography of the areas in which the Company is conducting exploration and development activities. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by law, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters, including additional risks related to TransGlobe's business.

For further information, please contact: Investor Relations Steve Langmaid Telephone: (403) 444-4787 Email: investor.relations@trans-globe.com Web site: www.trans-globe.com